UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of February 2025

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated February 19, 2025 announcing results for the quarter and year ended December 31, 2024
●	Fourth quarter and full year 2024 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2025
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Fourth Quarter and Full Year 2024 Financial Results

Introducing 2025 Adj. EBITDA guidance of $100-$170 million

●	Posted adjusted EBITDA of $153.8 million for the full year 2024 and $9.8 million for the fourth quarter
●	Generated $164.1 million of free cash flow for the full year and $14.1 million for the fourth quarter
●	Trade measures to ensure fair trade in the U.S. and Europe are progressing well
●	Increasing quarterly dividend by 7.7% to $0.014 per share
●	Paid quarterly cash dividend of $0.013 per share in December
●	Repurchased approximately 482,000 shares during the fourth quarter

LONDON, February 19, 2025 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based specialty alloys, today announces financial results for the fourth quarter and full year 2024.

Financial Highlights

			%		%			%
($ in millions, except EPS)	Q4 2024	Q3 2024	Q/Q	Q4 2023	Y/Y	YTD 2024	YTD 2023	Y/Y

Sales	$367.5	$433.5	(15.2)%	$376.0	(2.2)%	$1,643.9	$1,650.0	(0.4)%
Net (loss) income attributable to the parent	$(46.4)	$18.8	(346.8)%	$(11.1)	(317.6)%	$5.2	$82.7	(93.7)%
Adj. EBITDA	$9.8	$60.4	(83.7)%	$60.3	(83.7)%	$153.8	$315.2	(51.2)%
Adjusted diluted EPS	$0.03	$0.11	(75.7)%	$0.07	(60.7)%	$0.28	$0.68	(58.8)%
Operating cash flow	$32.1	$11.1	188.8%	$28.7	11.7%	$243.3	$178.4	36.4%
Capital expenditures[1]	$17.9	$21.2	(15.2)%	$25.5	(29.7)%	$79.2	$86.5	(8.4)%
Free cash flow[2]	$14.1	$(10.0)	241.0%	$3.2	341.1%	$164.1	$91.9	78.5%
(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “2024 was a successful year for Ferroglobe with many accomplishments. We achieved an adjusted EBITDA per our guidance and generated strong free cash flow, which was used to repay our senior secured notes. This strong free cash flow and balance sheet enabled us to initiate the capital return program, including dividends and share repurchases, while positioning the company for growth. We are optimistic that, while there are uncertainties in the markets, demand will begin improving in the second half of 2025.”

“Material progress has been made in implementing trade measures with the US Department of Commerce, imposing strong final anti-dumping and countervailing duties on Russian ferrosilicon imports while continuing to investigate the cases against Brazil, Kazakhstan, and Malaysia. The European Commission initiated its safeguard investigation into the imports of silicon metals, silicon alloys and manganese alloys into the EU. Ferroglobe, being a local producer in both the US and Europe, will be a beneficiary of these trade measures as they will reduce artificially low-priced competitive products in the market, helping the market to stabilize.

“We are issuing adjusted EBITDA guidance for 2025 of $100 million to $170 million. The wide variance in our guidance reflects uncertainties related to trade measures, market conditions and geopolitical factors,” concluded Dr. Levi.

Consolidated Sales

In the fourth quarter of 2024, Ferroglobe reported sales of $367.5 million, a decrease of 15.2% over the prior quarter and a decrease of 2.2% from the comparable prior year period. This decrease compared to the prior quarter was primarily attributable to lower sales volumes in our portfolio of products, partially offset by higher tons sold in manganese-based alloys. Sales of silicon metal, silicon-based alloys and manganese-based alloys declined by $32.2 million, $16.7 million and $11.2 million, respectively, compared with the prior quarter.

For the full year 2024, sales were $1,644 million versus $1,650 million in the prior year, a decrease of 0.4%. This decrease was mainly driven by a 17.6% decrease in silicon-based alloys revenue, partially offset by a 28.4% increase in Manganese-Based Alloys revenues.

Product Category Highlights

Silicon Metal

($,000)	Q4 2024	Q3 2024	% Q/Q	Q4 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	49,797	56,910	(12.5)%	49,761	0.1%	222,762	194,385	14.6%
Average selling price ($/MT):	3,240	3,401	(4.7)%	3,371	(3.9)%	3,262	3,715	(12.2)%

Silicon Metal Revenue	161,342	193,551	(16.6)%	167,744	(3.8)%	726,650	722,140	0.6%
Silicon Metal Adj.EBITDA	16,849	40,554	(58.5)%	22,188	(24.1)%	108,058	216,534	(50.1)%
Silicon Metal Adj.EBITDA Margin	10.4%	21.0%		13.2%		14.9%	30.0%

Silicon metal revenue in the fourth quarter was $161.3 million, a decrease of 16.6% over the prior quarter and a decrease of 3.8% from the year-ago period. The average selling price decreased by 4.7%, and shipments decreased by 12.5% due to lower volumes, mainly in EMEA. Adjusted EBITDA for silicon metal decreased 58.5% to $16.8 million during the fourth quarter, compared with $40.6 million in the prior quarter. The softening in adjusted EBITDA margin in the quarter was mainly driven by lower average selling prices and higher energy costs.

Silicon-Based Alloys

($,000)	Q4 2024	Q3 2024	% Q/Q	Q4 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	39,417	45,489	(13.3)%	46,446	(15.1)%	183,030	191,431	(4.4)%
Average selling price ($/MT):	2,159	2,237	(3.5)%	2,300	(6.1)%	2,208	2,562	(13.8)%

Silicon-based Alloys Revenue	85,101	101,759	(16.4)%	106,826	(20.3)%	404,130	490,446	(17.6)%
Silicon-based Alloys Adj.EBITDA	3,093	2,356	31.3%	34,973	(91.2)%	30,060	114,111	(73.7)%
Silicon-based Alloys Adj.EBITDA Margin	3.6%	2.3%		32.7%		7.4%	23.3%

Silicon-based alloy revenue in the fourth quarter was $85.1 million, a decrease of 16.4% over the prior quarter and a decrease of 20.3% from the year-ago period. Shipments decreased by 13.3%, which was attributable to weak demand in the US and Europe, mainly in the auto and construction end markets. Adjusted EBITDA for silicon-based alloys increased to $3.1 million in the fourth quarter of 2024, an increase of 31.3% compared with $2.4 million in the prior quarter. Adjusted EBITDA margin improvement was primarily driven by lower raw material costs.

Manganese-Based Alloys

($,000)	Q4 2024	Q3 2024	% Q/Q	Q4 2023	% Y/Y	YTD 2024	YTD 2023	% Y/Y
Shipments in metric tons:	67,712	64,495	5.0%	61,404	10.3%	275,991	227,243	21.5%
Average selling price ($/MT):	1,159	1,391	(16.7)%	985	17.7%	1,206	1,141	5.7%

Manganese-based Alloys Revenue	78,478	89,713	(12.5)%	60,483	29.8%	332,845	259,284	28.4%
Manganese-based Alloys Adj.EBITDA	7,091	27,854	(74.5)%	23,886	(70.3)%	54,297	37,994	42.9%
Manganese-based Alloys Adj.EBITDA Margin	9.0%	31.0%		39.5%		16.3%	14.7%

Manganese-based alloy revenue in the fourth quarter was $78.5 million, a decrease of 12.5% over the prior quarter and an increase of 29.8% from the year-ago period. The average realized selling price decreased by 16.7% and total shipments increased by 5.0%. Adjusted EBITDA for the manganese-based alloys portfolio decreased to $7.1 million in the fourth quarter of 2024, a decrease of 74.5% compared with $27.9 million in the prior quarter. The decrease in adjusted EBITDA margin was mainly driven by lower selling prices and higher manganese ore costs.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $250.8 million in the fourth quarter of 2024 versus $255.1 million in the prior quarter, a decrease of 1.7%. As a percentage of sales, raw materials and energy consumption for production was 68.2% in the fourth quarter of 2024, compared to 58.8% in the third quarter. The increase in cost as a percentage of sales was driven by higher energy and raw materials costs, including manganese ore.

For the full-year 2024, raw materials and energy consumption for production were $1,027 million, or 62.5% of sales, versus $879 million, or 53.3% of sales in 2023. The increase in these costs as a percent of sales was mainly driven by lower prices and higher energy costs.

Net (Loss) Income Attributable to the Parent

In the fourth quarter of 2024, net loss attributable to the parent was $46.4 million, or $(0.25) per diluted share, compared to a net income attributable to the parent of $18.8 million, or $0.10 per diluted share in the third quarter. This decrease is primarily attributable to $61.3 million recorded in impairment of the Company’s cash-generating units which were not recorded in the prior period. The Company reported adjusted diluted earnings per share of $0.03 for the fourth quarter, compared with adjusted earnings per share of $0.11 per share in the prior quarter.

For the full year 2024, net profit attributable to the parent was $5.2 million, or $0.03 per diluted share, compared to $82.7 million, or $0.43 per diluted share for the full year 2023.

Adjusted EBITDA

In the fourth quarter of 2024, adjusted EBITDA was $9.8 million, or 2.7% of sales, a decrease of 11.3% compared to adjusted EBITDA of $60.4 million, or 13.9% of sales, from the third quarter of 2024. This was mainly driven by higher costs and reduced pricing.

For the full year 2024, adjusted EBITDA was $153.8 million, or 9.4% of sales, compared to adjusted EBITDA of $315.2 million, or 19.1% of sales, for the full year 2023. The reduction is largely related to lower average sales prices and an increase in energy costs.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	Q4 2024	Q3 2024	$	%	Q4 2023	$	Y/Y

Total Cash[1]	$133.3	$120.8	12.5	10.3%	$137.6	(4.4)	(3.2)%
Adjusted Gross Debt[2]	$94.4	$89.0	5.3	6.0%	$238.5	(144.1)	(60.4)%
Net Cash/ (Debt)	$38.9	$31.8	7.1	22.4%	$(100.9)	139.7	138.6%
Total Working Capital[3]	$460.8	$528.6	(67.8)	(12.8)%	$510.7	(49.9)	(9.8)%
(1)	Total cash is comprised of restricted cash, cash and cash equivalents

(2) Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 for each of the periods presented
(3) Total working capital comprised of inventories, trade receivables and other receivables minus trade and other payables

The Company’s total cash was $133.3 million as of December 31, 2024, up $12.5 million from $120.8 million as of September 30, 2024.

During the fourth quarter, the Company generated $32.1 million in cash flow from operating activities, used $4.8 million in cash flows from investing activities and used $9.9 million in cash flows from financing activities due to repayments of bank borrowings of $14.8 million, lease payments of $4.5 million, dividend payments of $2.4 million, interest payments of $2.0 million and share repurchases of $1.9 million, partially offset by cash proceeds from promissory notes of $10.3 million and sale-leaseback financing of $6.1 million.

For the full year 2024, the Company generated $243.3 million of operating cash flow and used $66.9 million of cash in investing activities and $175.5 million in financing activities.

Total working capital was $460.8 million on December 31, 2024, down from $528.6 million on September 30, 2024. The $67.8 million decrease in working capital balance during the quarter was due to a $60.6 million decrease in inventories, and a $37.3 million decrease in trade and other receivables, partially offset by a $30.1 million decrease in trade and other payables.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “We achieved many of our targets in 2024, including paying off our senior secured notes and achieving a net cash positive position, which was $38.9 million, at the end of the year. We reduced our total working capital by approximately $50 million during the year and initiated our capital return program consisting of quarterly dividends and share repurchases.”

Capital Returns

During the fourth quarter, Ferroglobe repurchased 481,578 shares at an average price of $4.02 per share and paid a quarterly cash dividend of $0.013 per share on December 20, 2024. Our next cash dividend of $0.014 per share will be paid on March 26, 2025, to shareholders of record as of March 20, 2025.

Conference Call

Ferroglobe invites all interested persons to participate on its conference call at 8:30 AM, Eastern Time on February 20, 2025. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link
https://register.vevent.com/register/BIb6e61c804d2b45609dc3abc37310abd0

Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/frvjkywe

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital,adjusted net profit, adjusted diluted EPS, adjusted gross debt and net cash(debt), are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Vice President, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Sales	$367,505	$433,533	$375,951	$1,643,939	$1,650,034
Raw materials and energy consumption for production	(250,763)	(255,062)	(199,572)	(1,027,130)	(879,286)
Other operating income	18,892	27,202	34,944	84,378	100,992
Staff costs	(70,241)	(71,885)	(79,761)	(279,864)	(305,859)
Other operating expense	(52,289)	(74,475)	(73,071)	(265,182)	(270,090)
Depreciation and amortization	(19,020)	(18,899)	(20,090)	(75,463)	(73,532)
Impairment loss	(61,348)	—	(23,614)	(61,348)	(25,290)
Other (loss) gain	(571)	189	(563)	555	(29)
Operating (loss) profit	(67,835)	40,603	14,224	19,885	196,940
Finance income	3,533	829	1,100	7,248	5,422
Finance costs	(3,089)	(2,983)	(13,431)	(21,942)	(38,793)
Exchange differences	15,167	(6,576)	(4,897)	13,565	(7,551)
Profit (loss) before tax	(52,224)	31,873	(3,004)	18,756	156,018
Income tax benefit/(expense)	4,376	(13,301)	(4,160)	(16,252)	(57,540)
Total (loss) profit for the period	(47,848)	18,572	(7,164)	2,504	98,478

(Loss) profit attributable to the parent	$(46,430)	$18,814	$(11,118)	$5,242	$82,662
(Loss) profit attributable to non-controlling interest	(1,418)	(242)	3,954	(2,738)	15,816

EBITDA	$(33,648)	$52,926	$29,417	$108,913	$262,921
Adjusted EBITDA	$9,845	$60,410	$60,262	$153,800	$315,198

Weighted average number of shares outstanding
Basic	188,072	188,325	187,872	188,145	187,872
Diluted	188,072	190,393	190,801	188,809	190,290

(Loss) profit per ordinary share
Basic	$(0.25)	$0.10	$(0.06)	$0.03	$0.44
Diluted	$(0.25)	$0.10	$(0.06)	$0.03	$0.43

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of December 31,	As of September 30,	As of December 31,
	2024	2024	2023
ASSETS
Non-current assets
Goodwill	$14,219	$29,702	$29,702
Intangible assets	103,095	131,183	138,345
Property, plant and equipment	469,056	523,091	501,396
Other financial assets	19,744	16,492	19,792
Deferred tax assets	6,580	8,256	8,760
Receivables from related parties	1,558	1,679	1,658
Other non-current assets	22,451	24,288	22,156
Total non-current assets	636,703	734,691	721,809
Current assets
Inventories	347,139	407,782	383,841
Trade receivables	188,816	233,228	220,330
Other receivables	83,103	76,048	89,913
Receivables from related parties	—	2,808	2,772
Current income tax assets	7,692	7,890	15,977
Other financial assets	5,569	3,209	2
Other current assets	52,014	52,468	186,477
Restricted cash and cash equivalents	298	306	1,179
Cash and cash equivalents	132,973	120,504	136,470
Total current assets	817,604	904,243	1,036,961
Total assets	$1,454,307	$1,638,934	$1,758,770

EQUITY AND LIABILITIES
Equity	$816,105	$915,707	$869,886
Non-current liabilities
Deferred income	8,014	34,619	26,980
Provisions	24,384	25,964	19,970
Provision for pensions	27,618	31,213	29,805
Bank borrowings	13,911	14,207	14,913
Lease liabilities	56,585	57,864	54,483
Debt instruments	—	—	149,015
Other financial liabilities	25,688	27,280	65,231
Other non-current liabilities	13,759	6,359	1,903
Deferred tax liabilities	19,629	31,197	32,582
Total non-current liabilities	189,588	228,703	394,882
Current liabilities
Provisions	83,132	88,986	122,757
Provision for pensions	168	166	169
Bank borrowings	43,251	61,474	31,635
Lease liabilities	12,867	12,182	11,766
Debt instruments	10,135	—	5,765
Other financial liabilities	48,117	45,942	16,052
Payables to related parties	2,664	2,759	2,429
Trade and other payables	158,251	188,443	183,375
Current income tax liabilities	10,623	7,795	8,351
Other current liabilities	79,406	86,777	111,703
Total current liabilities	448,614	494,524	494,002
Total equity and liabilities	$1,454,307	$1,638,934	$1,758,770

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Twelve Months Ended	For the Twelve Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Cash flows from operating activities:
Profit for the period	$(47,848)	$18,572	$(7,164)	$2,504	$98,478
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax (benefit)/expense	(4,376)	13,301	4,160	16,252	57,540
Depreciation and amortization	19,020	18,899	20,090	75,463	73,532
Finance income	(3,533)	(829)	(1,100)	(7,248)	(5,422)
Finance costs	3,089	2,983	13,431	21,942	38,793
Exchange differences	(15,167)	6,576	4,897	(13,565)	7,551
Impairment loss	61,348	—	23,614	61,348	25,290
Share-based compensation	1,587	1,496	683	4,924	7,402
Other loss (gain)	571	(189)	562	(555)	29
Changes in operating assets and liabilities
Decrease (increase) in inventories	23,146	(5,414)	(1,746)	47	102,179
Decrease (increase) in trade receivables	31,756	27,018	16,439	22,765	80,766
Decrease (increase) in other receivables	(12,885)	(28,656)	(21,838)	770	45,692
Decrease (increase) in energy receivable	(5,735)	(10,508)	(33,456)	131,959	(159,807)
(Decrease) increase in trade payables	(19,039)	(13,678)	6,483	(17,255)	(70,573)
Other changes in operating assets and liabilities	4,936	(11,610)	16,389	(40,294)	(9,770)
Income taxes paid	(4,776)	(6,847)	(12,701)	(15,799)	(113,308)
Net cash provided by operating activities:	32,094	11,114	28,743	243,258	178,372
Cash flows from investing activities:
Interest and finance income received	692	766	1,349	2,799	3,725
Payments due to investments:
Intangible assets	(855)	(850)	(1,331)	(3,024)	(2,787)
Property, plant and equipment	(17,090)	(20,302)	(24,204)	(76,165)	(83,679)
Other financial assets	—	—	—	(3,000)	—
Disposals:
Other non-current assets	—	—	935	—	935
Receipt of asset-related government grant	12,453	—	—	12,453	—
Net cash used in investing activities	(4,800)	(20,386)	(23,251)	(66,937)	(81,806)
Cash flows from financing activities:
Dividends paid	(2,436)	(2,441)	—	(9,758)	—
Payment for debt and equity issuance costs	(6)			(6)
Repayment of debt instruments	—	—	(1,050)	(147,624)	(179,075)
Proceeds from debt issuance	10,255	—	—	10,255	—
Increase/(decrease) in bank borrowings:
Borrowings	122,809	145,804	39,239	509,186	432,274
Payments	(137,650)	(144,292)	(58,052)	(495,726)	(456,506)
Payments for lease liabilities	(4,511)	(5,834)	(6,913)	(16,201)	(14,967)
Proceeds from other financing liabilities	6,054	—	—	6,054	—
Other (payments) receipts from financing activities	(411)	(2,176)	(4,289)	(3,068)	(21,666)
Payments to acquire own shares	(1,936)	(492)	—	(2,428)	—
Interest paid	(2,029)	(6,955)	(2,923)	(26,192)	(42,207)
Net cash (used in) financing activities	(9,861)	(16,386)	(33,988)	(175,508)	(282,147)
Total net increase (decrease) in cash and cash equivalents	17,433	(25,658)	(28,496)	813	(185,581)
Beginning balance of cash and cash equivalents	120,810	144,487	165,973	137,649	322,943
Foreign exchange (losses) gains on cash and cash equivalents	(4,972)	1,981	172	(5,191)	287
Ending balance of cash and cash equivalents	$133,271	$120,810	$137,649	$133,271	$137,649
Restricted cash and cash equivalents	298	306	1,179	298	1,179
Cash and cash equivalents	132,973	120,504	136,470	132,973	136,470
Ending balance of cash and cash equivalents	$133,271	$120,810	$137,649	$133,271	$137,649

Adjusted EBITDA ($,000):

	Q4´24	Q3´24	Q4´23	YTD´24	YTD´23
(Loss) profit attributable to the parent	$(46,430)	$18,814	$(11,118)	$5,242	$82,662
(Loss) profit attributable to non-controlling interest	(1,418)	(242)	3,954	(2,738)	15,816
Income tax expense	(4,376)	13,301	4,160	16,252	57,540
Finance income	(3,533)	(829)	(1,100)	(7,248)	(5,422)
Finance costs	3,089	2,983	13,431	21,942	38,793
Depreciation and amortization charges	19,020	18,899	20,090	75,463	73,532
EBITDA	(33,648)	52,926	29,417	108,913	262,921
Exchange differences	(15,167)	6,576	4,897	(13,565)	7,551
Impairment	61,348	—	23,614	61,348	25,290
Restructuring and termination costs	(2,693)	—	—	(7,233)	5,535
New strategy implementation	1,629	1,413	(1,000)	5,416	973
Subactivity	1,457	657	2,995	3,164	12,589
PPA Energy	(3,081)	(1,162)	339	(4,243)	339
Adjusted EBITDA	$9,845	$60,410	$60,262	$153,800	$315,198

Adjusted profit attributable to Ferroglobe ($,000):

	Q4´24	Q3´24	Q4´23	YTD´24	YTD´23
(Loss) Profit attributable to the parent	$(46,430)	$18,814	$(11,118)	$5,242	$82,662
Tax rate adjustment	12,059	3,271	4,959	10,349	16,039
Impairment	41,209	—	17,333	41,209	18,563
Restructuring and termination costs	(1,846)	—	—	(4,957)	4,063
New strategy implementation	1,116	968	(734)	3,712	714
Subactivity	998	450	2,198	2,168	9,240
PPA Energy	(2,111)	(796)	249	(2,908)	249
Adjusted profit attributable to the parent	$4,996	$22,707	$12,888	$54,816	$131,529

Adjusted diluted profit per share:

	Q4´24	Q3´24	Q4´23	YTD´24	YTD´23
Diluted (loss) profit per ordinary share	$(0.25)	$0.10	$(0.06)	$0.03	$0.43
Tax rate adjustment	0.06	0.02	0.03	0.05	0.08
Impairment	0.22	—	0.09	0.22	0.10
Restructuring and termination costs	(0.01)	—	—	(0.03)	0.02
New strategy implementation	0.01	0.01	(0.00)	0.02	0.00
Subactivity	0.01	0.00	0.01	0.01	0.05
PPA Energy	(0.01)	(0.00)	0.00	(0.02)	0.00
Adjusted diluted profit per ordinary share	$0.03	$0.11	$0.07	$0.28	$0.68

NASDAQ: GSM Fourth Quarter and Full Year 2024 Results February 20, 2025 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and Non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of energy and other raw materials; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage operational risks including industrial accidents and natural disasters; (x) ability to manage a global footprint; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt, net cash and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated February 19, 2025 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM Fourth Quarter and Full Year 2024 Business Review

NASDAQ: GSM • Posted solid 2024 Adj. EBITDA of $154 million • Generated significant free cash flow of $164 million • Strengthened balance sheet; net cash positive • Initiated capital return program – quarterly dividends and share buybacks • FeSi and Manganese demand is mixed; SiMe demand soft • Indexes declined in earlier part of Q4; stabilized recently; exhibiting bottom of the cycle behavior • End markets expected to gradually improve starting in 2025 SOLID 2024 PERFORMANCE 2025 ADJ. EBITDA GUIDANCE $100 – $170 MILLION 4 • Implementing S&OP to reduce working capital by $50 million • Developing advanced EV battery solutions with Coreshell; increased investment due to continued strong test results • Increasing quarterly dividend by 8% to $0.014 per share • Introducing 2025 Adj. EBITDA guidance of $100M-$170M • Favorable US trade decision against all Russian FeSi imports • Final US CVD and AD trade decision against Brazil, Kazakhstan and Malaysia expected on March 21, 2025 • EC initiated safeguard investigation; anticipate provisional decision in Q2 and final decision in Q4 Current Market Environment 2024 Accomplishments 2025 Outlook Trade Measures

NASDAQ: GSM Increase from 3Q Increase from 3Q Decrease from 3Q Decrease from 3Q Free cash flow of $14M Operating cash flow of $200m Operating cash flow of $32M Adjusted EBITDA of $10M Sales of $368M IMPROVED WORKING CAPITAL DRIVING POSITIVE FREE CASH FLOW IN Q4 5

NASDAQ: GSM Total (12)% SILICON METAL Europe (13)% Other (31)% N. America (3)% 6 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Silicon Metal Shipment Trends Q/Q by Region Outlook: Near term demand expected to remain soft, EU and the US markets affected by increased imports; Chemicals markets stable, auto and construction awaiting recovery; Anticipate improvement in H2 2025

NASDAQ: GSM Total (13)% SILICON BASED ALLOYS Europe (25)% Other (5)% N. America (5)% 7 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Silicon Alloys Shipment Trends Q/Q by Region Outlook: US market appears to be bottoming, FeSi trade case should improve demand and pricing as the year progresses; EU FeSi prices slightly up from the beginning of 2025

NASDAQ: GSM Total 5% Europe 11% Other 13)% N. America (52)% MANGANESE BASED ALLOYS Outlook: Tighter manganese ore supply improving pricing; current manganese alloys index prices at a 4-month high 8 Adj. EBITDA Evolution Q/Q ($m) Index pricing trends ($/mt) Volume trends Manganese Alloys Shipment Trends Q/Q by Region

NASDAQ: GSM Q4 & FY 2024 Financial Review

NASDAQ: GSM RESILIENT ADJ. EBITDA AND MARGINS 10 (in USD million, except EPS) Q4 2024 Q3 2024 Q/Q FY 2024 FY 2023 Y/Y Sales $367.5 $433.5 $1,644 $1,650 Raw materials & energy for prod. $(250.8) $(255.1) $(1,027) $(879) Adj. diluted EPS $0.03 $0.11 $0.28 $0.68 Adj. EBITDA $9.8 $60.4 $154 $315 Raw materials / sales % 68% 59% 62% 53% Adj. EBITDA margin % 3% 14% 9% 19% 4Q sales decreased due to lower pricing across all segments and lower silicon and silicon alloy volumes Adj. diluted EPS was $0.04, down from $0.11 in Q3 4Q Adj. EBITDA margin decreased from 14% to 3% due to lower pricing Raw materials and energy consumption increased as a percentage of sales in 4Q

NASDAQ: GSM • Average selling prices across core products decreased 10.2%: Silicon metal -4.7%, silicon-based alloys -3.5% and Mn-based alloys -16.7% • Total volume decreased 6.0%: Silicon metal -12.5%, silicon-based alloys -13.3% and Mn-based alloys 5.0% • Costs increased due to early idling in France, higher Mn Ore and higher energy costs • Head offices & non-core business increased expenses in non-core business ADJUSTED EBITDA BRIDGE Q4-24 VS. Q3-24 ($m) 11 (¹) (¹) (¹) (¹) Includes Silica Fume and by-products (not shown in product bridges)

NASDAQ: GSM • Average selling prices across core products decreased 10.6%: Silicon metal -12.2%, silicon-based alloys -13.8% and Mn-based alloys 5.7% • Total volume increased 11.2%: Silicon metal 14.6%, silicon-based alloys -4.4% and Mn-based alloys 21.5% • Costs increased primarily due to lower energy compensation in France and higher Mn Ore costs • Head offices & non-core business improved driven by mining performance and lower head offices related costs ADJUSTED EBITDA BRIDGE FY 2024 VS. FY 2023 ($m) 12 (¹) (¹) (¹) (¹) Includes Silica Fume and by-products (not shown in product bridges)

NASDAQ: GSM CASH FLOW SUMMARY 13 (in USD millions) Q4 2024 Q3 2024 Q/Q FY 2024 FY 2023 Y/Y EBITDA $(33.6) $52.9 $108.9 $262.9 Non-cash items & Other $41.7 $(15.6) $13.1 $(140.8) Energy compensation $21.0 $11.0 $176.2 $56.0 Changes in NWC $23.0 $(20.7) $6.3 $158.1 Cash tax payments $(4.8) $(6.8) $(15.8) $(113.3) Capital Expenditures $(17.9) $(21.2) $(79.2) $(86.5) Free cash flow 1 $14.1 $(10.0) $164.1 $91.9 Released $23 million of working capital during Q4 driving positive free cash flow of $14 million Received $21 million French energy rebate during Q4 CAPEX decreased by $3 million to $18 million in Q4 (¹) Free cash flow defined as cash from operations less capital expenditures Q4 EBITDA impacted by a non-cash impairment charge

NASDAQ: GSM • Net cash balance increased by $7 million to $39 million • Cash balance of $133 million as of Dec 31, 2024 $239 $81 $81 $89 $94 $(101) $79 $64 $32 $39 Q4-23 Q1-24 Q2-24 Q3-24 Q4-24 Adj. Gross Debt Net Cash Adjusted Gross and Net Cash ($m) NET CASH AND DEBT EVOLUTION 14 Continued with minimal leverage 0.6x Adj. Gross Debt to LTM Adj. EBITDA

NASDAQ: GSM FY 2024 Corporate Update

NASDAQ: GSM 16 KEY TAKEAWAYS Well-positioned for long-term growth • Continued progress with Coreshell in developing advanced silicon-rich anodes for EV batteries Implementation of S&OP across all operations expected to yield additional efficiency gains Successful execution in 2024 • Generated $154M of Adj. EBITDA in 2024 • Significantly strengthened balance sheet; net cash positive • Commenced quarterly dividends and share buybacks during the year Demand environment remains soft with signs of the market bottoming • Indexes mostly stable with positive signs, especially in manganese alloys • Anticipate improving demand and price environment in the second half of 2025 Positive strides in leveling the playing field in the US and Europe • US FeSi decision favorable against Russia; Brazil, Kazakhstan and Malaysia yet to be finalized • European Commission initiated a safeguard investigation against imports

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 19 Adjusted EBITDA Quarterly Sales $ millions Q1 2023 Q2 2023 Q3 2023 Q4 2023 Q1 2024 Q2 2023 Q3 2024 Q4 2024 Silicon Metal 161 195 198 168 169 204 194 161 Silicon Alloys 137 133 115 107 113 105 102 85 Mn Alloys 62 78 59 60 66 98 90 78 Other Business 41 50 45 32 44 44 49 43 Total Revenue 401 456 417 367 392 451 434 368 45 106 104 60 26 58 60 10 Q1-23 Q2-23 Q3-23 Q4-23 Q1-24 Q2-24 Q3-24 Q4-24

NASDAQ: GSM Investor Relations Alex Rotonen Vice President, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Vice President, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com